Contact

www.linkedin.com/in/glen-yarbrough-b194bb37 (LinkedIn)

Top Skills

Enterprise Software
User Experience (UX)
Entertainment

Glen Yarbrough

Founder of Sports Zoom LLC (SwingZen)
College Grove, Tennessee, United States

Summary

A 30+ year serial inventor of products featured in Amazon, Home Depot, Menards, and more, as well as, an entrepreneur with multiple successful startups.

Experience

Sports Zoom
Founder
2018 - Present (4 years)

- Founder and President of Sports Zoom, a company with a mission to bring a state-of-the-art AI training system directly to your pocket and at an affordable price.

- Inventor of Sport Zoom's primary product, SwingZen, an app-based, AI-enhanced golf training system designed to accurately track the range of motion of a golfer's body, club, and swing dynamics from any smartphone. No expensive doppler or sensors are needed!

United Structural Systems
Sales Project Manager
January 2012 - Present (10 years 11 months)

Managed structural projects, selling in excess of $13M over ten years in the industry.

Pro Vac Systems
President
January 2003 - January 2012 (9 years 1 month)

- Founded and President of a manufacturing commercial-grade equipment company.
- Designed, Patented, and Licensed the company's complete product line.

Self Employed
Inventor
January 1990 - January 2010 (20 years 1 month)

Designed and Patented a robust series of home improvement products with over 1 million units sold globally through retail outlets such as Home Depot, Menard’s, Canadian Tire, Amazon, among many others.

Savior Service Inc
President
January 1986 - January 1998 (12 years 1 month)

Founder and President of a successful medical equipment sales and service company, dominating the market and becoming the preeminent independent company of its kind regionally.

Education

Arkansas Tech University